EXHIBIT 20.1
                                                                    ------------


                                                                 January 3, 2003

                              NOTICE OF REDEMPTION
                              --------------------


BY FIRST CLASS MAIL
-------------------

TO: Holders of 12% Senior Notes Due 2006 ("Holders") of Hurricane Hydrocarbons, Ltd. (the "Company")

         The Company hereby calls for redemption all $208,210,000 principal amount of its outstanding 12% Senior Notes Due 2006 (CUSIP No. 44779E AD 8) (the "Notes"). This notice is being provided to you pursuant to Section 3.03 of the Indenture, dated as of August 3, 2001 (as amended or supplemented from time to time, the "Indenture"), among the Company, as issuer, the Guarantors party thereto, as guarantors, and Computershare Trust Company, Inc., as trustee (the "Trustee"). All references to "$" in this notice refer to U.S. dollars.

         In accordance with Section 3.07(a) of the Indenture, the Company is redeeming the Notes for cash in an amount equal to the aggregate Redemption Price (as defined below) of the Notes to be redeemed on the Redemption Date (as defined below).

         The terms and conditions of the redemption are as follows:

         1. The redemption date for the Notes will be February 3, 2003 (the "Redemption Date").

         2. The aggregate redemption price for the Notes is 102% of the principal amount of Notes held by you plus accrued and unpaid interest of $60 per $1,000 principal amount of Notes held by you (the "Redemption Price"). Interest due on the Redemption Date will be paid in the usual manner. Interest on the Notes will cease to accrue on and after the Redemption Date, assuming the Company has made the payments contemplated by the foregoing.

         3. The certificate or certificates representing your Notes (the "Certificates") must be presented and surrendered to one of the Paying Agents in order for you to collect the Redemption Price. Please present and surrender your Certificates to one of the Paying Agents at the following addresses:

Computershare Trust Company, Inc.          Computershare Trust Company of Canada
350 Indiana Street, Suite 800              530-8th Avenue, S.W., Suite 600
Golden, Colorado  80401                    Calgary, Alberta
Attn:  Corporate Trust                     Canada  T2P 3S8
                                           Attn:  Corporate Trust

The Bank of New York                       The Bank of New York (Luxembourg) SA
One Canada Square                          Aerogolf Centre
London, England                            1A, Hoehenhof
E14 5AL                                    L-1736 Senningerberg
Attn:  Administration Group                Luxembourg
                                           Attn:  Administration Group


         Delivery of the Certificates is at your option and risk, but if mail is used, registered, insured mail is suggested.

         4. Upon redemption of the Notes in accordance with Article 3 of the Indenture, all rights of the Holders, except the right to receive the Redemption Price upon surrender of their Certificates, shall cease with respect to the Notes, and the Notes shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

         5. Under the provisions of the Internal Revenue Code, payments made upon redemption of the Notes may be subject to backup withholding of 31% of such payments to Holders who have not certified their taxpayer identification number on Form W-9. Holders who wish to avoid backup withholding should submit a completed and signed Form W-9 when presenting their Certificates for payment.

         6. No representation is made by the Company as to the correctness or accuracy of the CUSIP number listed in this notice or printed on the Notes.